December 19, 2019

Tim Danker
Chief Executive Officer
SelectQuote, Inc.
6800 West 115th Street, Suite 2511
Overland Park, KS 66211

       Re: SelectQuote, Inc.
           Draft Registration Statement on Form S-1
           Submitted November 27, 2019
           CIK No. 0001794783

Dear Mr. Danker:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted November 27, 2019

Prospectus Summary, page 1

1. Please revise the Prospectus Summary to clearly describe your business and revenue model. Please emphasize your role as insurance intermediary rather than insurance carrier, clarify the process of generating business and transferring it to policy writers, explain the reasons that you do not bear underwriting risks, and highlight the fact that your revenue is paid by your "insurance carrier partners," who act as your customers for this purpose. Finally, please clarify that insurance consumers with whom you interact and to whom you sell policies do not generate revenue for the company directly.
2.     Please add to the Prospectus Summary a description of your Senior
Secured Credit
       Facility, including the outstanding balance, and the payments, in the aggregate of $275
 Tim Danker
FirstName LastNameTim Danker
SelectQuote, Inc.
Comapany19, 2019
December NameSelectQuote, Inc.
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         million, that you made with funds from the facility to holders of your stock and options on
         November 20, 2019. In this regard, we note the information on page
F-17 of the financial
         statements. In addition, please provide us with your analysis at to whether any of these payments triggered disclosure pursuant to Item 11 of Form S-1 and Item 404 of
         Regulations S-K (Transactions with Related Persons . . . ).
3.       Please disclose the date of the company's incorporation in Delaware.
4. Please revise the Prospectus Summary to explain each defined term at first use. In particular, define any terms that relate to your business model where they first appear in the prospectus, rather than later in the document.
5. In the second paragraph under "Our Company" on page 1, please revise the reference to
         "many years" of accumulated data to quantify the relevant period.
Also, please quantify
         the number of years the company has been acting as an insurance intermediary.
6. Regarding your agents, in the first paragraph on page 4, please balance your retention rate disclosure for your top performing agents by also providing such information for all your agents as a group.
7. Please expand your discussion of "data scientists" on page 4 to explain what functions these employees perform for the company and why they are integral to your business. If your technology and approach differ in significant ways from those of your competitors, please explain the differences in your prospectus.
8. On page 5, in the paragraphs discussing your Life and Auto & Home segments, please clarify that the references to percentages of new premiums refer to percentages within the segment.
9. In addition to the summary of risk factors that appears on page 12, please add disclosure to address the challenges your business faces, such as an evolving healthcare regulatory environment, potential changes in applicable technology and consumer outreach techniques, and systemic changes that your insurance partners may undertake with respect to how policies are sold.
Implications of Being an Emerging Growth Company, page 12

10. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors, page 18

11. We note that your forum selection provision identifies a state court located within the
         State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this
 Tim Danker
FirstName LastNameTim Danker
SelectQuote, Inc.
Comapany19, 2019
December NameSelectQuote, Inc.
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         provision applies to actions arising under the Securities Act or
Exchange Act. If so, please
         also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
12. We note the risk factor disclosure on page 18 highlighting risks associated with the concentration of substantial portions of your revenues in your three largest insurance partners. Please revise to identify these partners, or identify the partners in your response and tell us why you do not believe this information is material to an understanding of your business. Please refer to Regulation S-K 101(c)(vii).
13. Please expand the risk factor on page 26 regarding indebtedness to include the information that the debt was entered into with an affiliate to the underwriters for the IPO.
14. Please expand the risk factor at the bottom of page 29 to clarify what intellectual property rights the company owns and how it is protecting such rights. We note in this regard that the company does not currently have any patents or patent applications.
Use of Proceeds, page 44

15. Please expand the discussion of repayment of outstanding borrowings to include a discussion of how you will complete this repayment in the event that funds generated in the offer are insufficient to address the amount owed.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Costs and Expenses, page 54

16. Please expand your disclosure regarding CAGR to include an explanation of how the projected growth in the demographic impacts your business. In addition, please balance the disclosure by noting, if true, that these expectations may not be met, and may not translate to growth in your business.
Key Business and Operating Metrics by Segment, page 57

17. We note disclosure of submitted and approved policies for your Senior insurance segment. Please revise your filing to provide similar disclosures for your Life and Auto
         & Home segments or tell us why such disclosure may not be meaningful to an investor.
         Additionally, since your revenues appear to be derived from approved written policies, please revise your filing to discuss any known reason(s) or trends between approved
 Tim Danker
FirstName LastNameTim Danker
SelectQuote, Inc.
Comapany19, 2019
December NameSelectQuote, Inc.
December 19, 2019 Page 4
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FirstName LastName
         policy rates for all periods provided.
18. We note disclosure of your lifetime value of commissions per approved policy for your
         Senior insurance segment on page 58. Please revise to provide similar disclosure for your
         Life and Auto & Home segments and discuss any known factors or trends between periods that materially impact your computed lifetime value of commissions for each segment.
19. We note disclosure on page 58 of the significant factors that are considered in estimating the lifetime value of the commissions for your Senior segment. Please revise your filing to disclose the average time periods and the specific constraints for each type of insurance offered. Please refer to ASC 606-10-50-1(b).
20. We note the tabular presentation on page 59 of your per unit economics for the sum of
         Approved Medicare Advantage and Medicare Supplement policies. Please tell us and revise your filing to explain the importance of these metrics includingaddressing the following:

              Explain why these metrics are presented combined for for both Medicare Advantage and Medicare Supplement policies as opposed to indivdually; Explain how each of the amounts "per MA/MS policy" were derived;
and
              Explain how the Revenue/CAC multiple is calculated based upon the information provided in the table.

21. As a related matter, please tell us why you have not provided similar disclosure of your
         Per Unit Economics tabular presentation for your Life and Auto & Home segments or revise your filing accordingly.
22. We note disclosure of the total premium values for your Life and Auto & Home segments in the tabular disclosures beginning on page 59, which is defined as the total premium value for all policies that were approved by the relevant insurance carrier for each period provided. Please revise your filing to clarify whether the premium amounts disclosed represent revenues earned, and if so, please clarify how these disclosed amounts relate to the disaggregated revenue disclosures on page 66.
Results of Operations, page 61

23. Please revise your filing to disclose your written policies outstanding for each insurance segment and for each period presented along with a balanced discussion of how your revenues and corresponding expenses incurred relate to both approved written policies during the year and outstanding written policies for which you continue to recognize commission revenues.
24. We note your production bonus and other revenue increased $14.4 million during fiscal year 2019 primarily due to the increase in marketing development funds received for your
         Senior segment. Please tell us and consider revising your filing to disclose the total
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SelectQuote, Inc.
Comapany19, 2019
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December 19, 2019 Page 5
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         amount of marketing development funds received for each period and your accounting for
         both the revenues and corresponding expenses incurred with respect to these marketing development funds.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Costs and Expenses, page 62

25. Please revise to provide an enhanced discussion of each of the significant components of your Cost of Revenues and Marketing and Advertising expenses. Additionally, please discuss the reason(s) for and the drivers behind noted variability in these expenses for each period presented as well as any know trends that impact comparability between periods. Please refer to Item 303(a)(3) of Regulation S-K.
Our Insurance Carriers, page 79

26. Please revise to disclose the names of the primary Insurance Carrier Partners who underwrite the insurance for each of the three markets you describe on page 80, and the approximate number of partners that you work with in each segment.
27. Please expand this section to include a discussion of what underwriting tasks are undertaken by the insurance partner and what tasks, if any, are performed by the company in the course of its price quotation activities. If this action is subject to contractual agreement, please disclose the substance of the related contract or tell us why you do not believe it to be material.
Our Market, page 79

28. Please revise the disclosure in this section to clarify that you market the products provided by your insurance partners to consumers, and are in turn paid commissions by those partners. Please clarify that the "market" for insurer's products is separate from the
         "market" for your services to those partners.
Competition, page 84

29. Please revise your disclosure to name any key competitors who are also professional insurance intermediaries and describe your position in the market in relation to such key competitors.
General

30. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.
 Tim Danker
SelectQuote, Inc.
December 19, 2019
Page 6

       You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact
Julia Griffith at 202-551-3267 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameTim Danker                             Sincerely,
Comapany NameSelectQuote, Inc.
                                                         Division of
Corporation Finance
December 19, 2019 Page 6                                 Office of Finance
FirstName LastName